Exhibit 99.15
Consent of Steve Craig
The undersigned hereby consents to the use of their report entitled “NI 43-101 Technical Report for the Kurmuk Gold Project, Ethiopia, Africa” with an effective date of June 9, 2023, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the annual report on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
"Steve Craig"

Steve Craig, FAusIMM
Dated: March 31, 2026